UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 3, 2022

Date of Report (date of earliest event reported)

GIGCAPITAL5, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40839	86-1728920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one redeemable warrant	GIA.U	New York Stock Exchange
Common Stock, par value $0.0001 per share	GIA	New York Stock Exchange
Redeemable warrants, each full warrant exercisable for one share of common stock for an exercise price of $11.50 per share	GIA.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On October 3, 2022, GigCapital5, Inc. (the “Company” or “GigCapital5”) and QT Imaging, Inc. (“QT”) issued a joint press release, which is attached as Exhibit 99.1 hereto, announcing that the Company and QT have entered into an exclusive, non-binding term sheet (the “Term Sheet”) for a business combination. QT is a vertically integrated medical imaging company in the business of manufacturing ultra-low frequency transmitted sound imaging systems for breast and body imaging.

Under the terms of the Term Sheet, the Company and QT intend to enter into a definitive agreement pursuant to which the Company and QT would combine, with the former equity holders of both entities holding equity in the combined public company listed on the New York Stock Exchange or any other national stock exchange (the “Surviving Company”) and with QT’s existing equity holders expected to own a majority of the equity in the Surviving Company. The final terms of the definitive agreement are subject to the completion of due diligence to the Company’s satisfaction.

The completion of the proposed business combination is subject to the negotiation and execution of definitive documentation and satisfaction of the conditions therein, including (i) completion of any required stock exchange and regulatory review, and (ii) approval of the transaction by each of the Company’s and QT’s stockholders. Accordingly, no assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed business combination will be consummated on the terms or timeframe currently contemplated, or at all.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, GigCapital5 will prepare a proxy statement/prospectus (the “GigCapital5 proxy statement/prospectus”) to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to GigCapital5’s stockholders. GigCapital5 and QT urge investors and other interested persons to read, when available, the GigCapital5 proxy statement/prospectus, as well as other documents filed by the Company with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read GigCapital5’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “GigCapital5 Annual Report”), for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The GigCapital5 proxy statement/prospectus, once available, and GigCapital5 Annual Report can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

GigCapital5, QT and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GigCapital5 stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of GigCapital5’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GigCapital5’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of GigCapital5’s and QT’s participants in the solicitation, which may, in some cases, be different than those of GigCapital5’s and QT’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of GigCapital5 and QT may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,”

“budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to entry into a definitive agreement for the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, the timing of the completion of the proposed business combination and the future performance of QT, including the anticipated impact of the proposed business combination on this performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigCapital5 and QT, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the term sheet, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of GigCapital5 and QT or other conditions to closing, including the failure of the stockholders of GigCapital5 to approve the extension of time for GigCapital5 to consummate its initial business combination at the upcoming annual meeting of stockholders of GigCapital5 that GigCapital5 intends to hold; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to negotiate and consummate the proposed business combination and (y) the business of QT and the Surviving Company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common stock on the New York Stock Exchange or any other national stock exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Surviving Company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the demand for QT’s and the Surviving Company’s services together with the possibility that QT or the Surviving Company may be adversely affected by other economic, business, and/or competitive factors; (12) risks and uncertainties related to QT’s business, including, but not limited to, the ability of QT to increase sales of its output products in accordance with its plan; and (13) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by GigCapital5 and (y) other documents filed or to be filed with the SEC by GigCapital5. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. GigCapital5 and QT do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination or the extension of time for GigCapital5 to consummate its initial business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press Release dated October 03, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 2022

GIGCAPITAL5, INC.

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer and President

Exhibit 99.1

GigCapital5 and QT Imaging Sign an Exclusive Term Sheet for a Business Combination

QT Imaging expected to be public in the first half of 2023

PALO ALTO, CA. & NOVATO, CA, Oct. 3, 2022 —GigCapital5, Inc. (NYSE: GIA), a publicly traded special purpose acquisition company (“GigCapital5”), and QT Imaging, Inc. (“QT”), a medical imaging company that develops novel products for body imaging, announced today that they have entered into an exclusive, non-binding term sheet, with the goal of completing a business combination in the first half of 2023, resulting in QT becoming a publicly traded company.

QT is a vertically integrated medical imaging company in the business of manufacturing ultra-low frequency transmitted sound imaging systems for breast and body imaging. In 2014, QT purchased the assets of Techniscan Medical and relocated from Salt Lake City, Utah, to Novato, California. QT’s FDA-cleared breast scanner addresses critical deficiencies in the current breast imaging paradigm. The device is currently deployed in three U.S. and two foreign locations, and QT plans to place four additional scanners before the end of 2022. QT is entering a commercial growth phase and would use the proceeds of the merger to further expand its commercial activities.

“QT’s core mission is to provide safe, highly accurate and inexpensive imaging systems to women and children,” said John Klock, MD, Founder and CEO of QT. “Our broad-based medical imaging solution spans from breast scanning today to scanning infant body and orthopedics in the future. The combination and partnership with GigCapital5 will allow us to further deliver on our mission, accelerate our growth, and provide significant shareholder value as a public company.”

Dr. Avi Katz, Founding Managing Partner of GigCapital Global and Chairman of the board of directors of GigCapital5, commented: “We incepted GigCapital Global in 2017 as a lead sponsor of Private-to-Public Equity (PPE) TMT companies, also known as special purpose acquisition companies (SPAC), driven by the purpose of bettering our world and our planet. Our sixth PPE fund, GigCapital5, Inc. was incepted in September 2021 with special focus on sophisticated technologies, with emphasis on advanced medical equipment. We are delighted to partner with John and the QT team on their journey to the public market, as it represents a timely investment opportunity in the development of next-generation, radiation-free, patient-friendly, high resolution medical imaging technology. Hence, QT’s purpose and mission, FDA-cleared technology, global growth potential and substantial impact on health care make it an ideal target for GigCapital5. We look forward to supporting their transition to a public company and beyond.”

About GigCapital Global and GigCapital5, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investor™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital5.com.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, GigCapital5 will prepare a proxy statement/prospectus (the “GigCapital5 proxy statement/prospectus”) to be filed with the Securities and Exchange Commission (the “SEC”) and mailed to GigCapital5’s stockholders. GigCapital5 and QT urge investors and other interested persons to read, when available, the GigCapital5 proxy statement/prospectus, as well as other documents filed by GigCapital5 with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read GigCapital5’s Annual Report on Form 10-K and 8-K Reports for more information on the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The GigCapital5 proxy statement/prospectus, once available, and GigCapital5’s other reports can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

GigCapital5, QT, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GigCapital5 stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of GigCapital5’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GigCapital5’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of GigCapital5’s and QT’s equity holders and participants in the solicitation, which may, in some cases, be different than those of GigCapital5’s and QT’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of GigCapital5 and QT may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to entry into a definitive agreement for the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, the timing of the completion of the proposed business combination and the future performance of QT, including the anticipated impact of the proposed business combination on this performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigCapital5 and QT, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the term sheet, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of GigCapital5 and QT or other conditions to closing, including the failure of the stockholders of GigCapital5 to approve the extension of time for GigCapital5 to consummate its initial business combination at the upcoming annual meeting of stockholders of GigCapital5 that GigCapital5 intends to hold; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to negotiate and consummate the proposed business combination and (y) the business of QT and the surviving company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (6) the inability to obtain or maintain the listing of the surviving company’s common stock on the New York Stock Exchange or any other national stock exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the surviving company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the demand for QT’s and the surviving company’s services together with the possibility that QT or the surviving company may be adversely affected by other economic, business, and/or competitive factors; (12) risks and uncertainties related to QT’s business, including, but not limited to, the ability of QT to increase sales of its output products in accordance with its plan; and (13) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by GigCapital5 and (y) other documents filed or to be filed with the SEC by GigCapital5. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. GigCapital5 and QT do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction or the extension of time for GigCapital5 to consummate its initial business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

For QT Imaging, Inc.

Meg Donigan

meg.donigan@qtimaging.com

For GigCapital5, Inc.

Brian Ruby

brian.ruby@icrinc.com